November 22, 2005

VIA HAND DELIVERY AND EDGAR

Michael McTiernan, Esq.

Division of Corporation Finance

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:	JER Investors Trust Inc.
Pre-Effective Amendment No. 1 to Form S-11
Registration No. 333-128816

Dear Mr. McTiernan:

On behalf of JER Investors Trust Inc. (the “Company”), a Maryland corporation, we hereby electronically transmit, pursuant to Regulation S-T promulgated by the Securities and Exchange Commission (the “Commission”), Pre-Effective Amendment No. 1 to the Registration Statement on Form S-11 (Registration No. 333-128816), initially filed with the Commission on October 4, 2005 (as amended, the “Registration Statement”), relating to the registration of shares of common stock, par value $.01 per share (the “Common Stock”), by the Company that certain stockholders of the Company named in the Registration Statement may offer for sale from time to time. In addition, we are responding, on behalf of the Company, to the comments of the staff of the Commission (the “Staff”) set forth in your letter dated October 18, 2005 (the “Comment Letter”).

Each of the numbered comments below relates to the corresponding numbered comment in the Comment Letter and is immediately followed by the response to such comment. All references to page numbers are to the pages in the Registration Statement, as filed with the Commission on the date hereof.

1.	Please revise the selling stockholder table on page 86 to include the name of each selling stockholder, the amount of securities to be offered for each selling stockholder’s account and the percentage of the class of securities offered that each selling stockholder will hold after the completion of the offering, as required by Item 507 of Regulation S-K. If you are unable to identify all of the selling stockholders at this time, please identify all known persons, describe the class of unknown persons who might sell, and provide the total number of securities to be offered by each known person and by unknown persons as a group. In addition, please include an undertaking to update the selling stockholder table by post effective amendment with the names of selling shareholders once you have identified them.

We have revised the disclosure on pages 87 to 96 of the prospectus in response to the Staff’s comment.

JER Investors Trust Inc.

November 22, 2005

2.	We note from your registration fee table on the cover page of the registration statement that you intend to register 11,268,501 shares for resale. Please disclose in the selling stockholder section the transactions in which you originally issued the shares you are registering in this prospectus.

We have added disclosure on page 96 of the prospectus in response to the Staff’s comment.

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Any questions or comments relating to the foregoing or the enclosed materials should be directed to the undersigned at (212) 735-3669.

Very truly yours,

/s/ Tymour Okasha

Tymour Okasha

cc:	Amanda McManus
Division of Corporation Finance
Securities and Exchange Commission

Robert Telewicz,
Division of Corporation Finance
Securities and Exchange Commission

Cicely Luckey
Senior Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission

Daniel T. Ward
Secretary
JER Investors Trust Inc.

Tae-Sik Yoon
Chief Financial Officer

    JER Investors Trust Inc.

David C. Wright
Hunton & Williams LLP

David J. Goldschmidt
Skadden, Arps, Slate, Meagher & Flom LLP